McCormick Capital Management, Inc.



June 3, 2008					[GRPHIC OMITTED]

Stock Market Still Improving - More to Come

Dear Shareholders,

The stock market recovery from March lows continues to unfold. Through the end of May, our Elite Growth & Income Fund is up 1.5% comparing favorably with the S&P 500 and NASDAQ indices still down 3.7% and 4.8% respectively.

The recovery in the stock market is anecdotal evidence that investors believe the subprime mortgage/default problem is well on its way to being solved. Unfortunately, as one problem is being solved, the new concern for investors is oil hitting $135 a barrel and the tidal wave of inflation associated with higher energy prices. Before you go running to bury your head in a pillow fearful of another stock lashing, let me remind you that 30 years ago, OPEC drastically increased the price of oil to $40 per barrel. All the experts agreed that within a few years the price would be $100. They were wrong then and their $200 a barrel within the next few years prediction will likely be wrong now.

I expect this speculative oil price bubble to pop sooner than later. The subsequent anticipated decline in the price of oil will be the good news that drives the stock market higher in the second half of this year. This oil price bubble has all the characteristics of past speculative manias. Just as the real estate market, NASDAQ stock market and the Japanese stock market of the late 1980's soared up only to collapse, so will the price of oil.

Bond Fund/Interest Rates

Little change has occurred in the bond market. Our bond Income Fund is up 1.5% for the first five months of this year. This is down slightly but still compares favorably with the Morningstar Intermediate Term Bond Index; up 1.15% for the year.




Warm Regards,					NAV Value as of 5/30/08:

/s/ Dick McCormick				Elite Income Fund - $9.68
						Growth & Income Fund - $18.24
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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